UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Barnes Group Inc. Retirement Savings Plan
Financial Statements and Supplemental Information
Years ended December 30, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Barnes Group Inc. Retirement Savings Plan
Bristol, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the accompanying schedule of assets (held at year end) as of December 30, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

We have served as the Company's auditor since 2007.
Glastonbury, CT
June 27, 2023

Barnes Group Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 30,
	2022	2021
Assets
Cash and cash equivalents	$1,448,047	$1,228,750
Investments at fair value:
Mutual funds	159,271,081	260,086,930
Common collective trust	30,465,815	—
Managed income portfolio fund	34,624,301	37,402,012
Barnes Group Inc. common stock	27,819,381	33,799,884
Total investments at fair value	252,180,578	331,288,826
Receivables:
Notes receivable from participants	2,666,602	3,199,901
Participant contributions	146,546	—
Employer profit sharing contributions	2,280,774	2,387,474
Employer matching contributions	1,382,480	1,313,055
Total receivables	6,476,402	6,900,430

Net assets available for benefits	$260,105,027	$339,418,006

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2022	2021
Additions
Investment income:
Interest and dividend income	$12,044,814	$24,549,109
Net appreciation in fair value of investments	—	12,125,790
Total investment income	12,044,814	36,674,899
Contributions:
Employer match	4,167,073	3,942,843
Participant	9,262,749	8,606,683
Rollover	1,605,876	2,145,354
Profit sharing	2,284,876	2,387,474
Total contributions	17,320,574	17,082,354

Interest on notes receivable from participants	127,815	192,102
Total additions	29,493,203	53,949,355

Deductions
Net depreciation in fair value of investments	70,398,234	—
Benefit payments	38,411,639	38,497,829
Administrative expenses, net of revenue sharing	(3,691)	(179,932)
Total deductions	108,806,182	38,317,897

Net (decrease) increase in assets available for benefits	(79,312,979)	15,631,458
Net assets available for benefits:
Beginning of year	339,418,006	323,786,548
End of year	$260,105,027	$339,418,006
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Barnes Group Inc. (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may elect to enroll in the Plan immediately, however all newly eligible employees are automatically enrolled in the Plan sixty days following the date of hire unless they choose to opt-out of the Plan.

Participant Accounts

Each participant’s account is credited with (1) the participant’s contribution and allocations of (2) the Company’s contributions, if any, and (3) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and offset administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

All investment programs are fully participant-directed. Participants may direct the investment of their contributions, the Company’s discretionary matching contributions, retirement contributions, and profit sharing contributions, if any, into any of the Plan’s available investment options.

Contributions

Subject to certain restrictions which may be applied to highly-compensated employees, participants may elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $20,500 and $19,500 in 2022 and 2021, respectively, with the exception of certain allowable catch-up contributions for participants who will be at least 50 by the end of the year. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre-tax and after-tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at any time.

Participants may elect to rollover amounts from other qualified plans. Additions to Net Assets during 2022 and 2021 included participant rollovers of $1,605,876 and $2,145,354, respectively.

All profit sharing contributions are made by the Company. For all participating divisions, a profit sharing contribution is made by the Company ranging from 3.5% to 7.0% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions. Profit sharing contributions for the years ended December 30, 2022 and 2021 were $2,284,876 and $2,387,474, respectively.

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation. The Company matching contributions for the years ended December 30, 2022 and 2021 were $2,828,701 and $2,629,788, respectively, and are recorded as an Employer Match Contribution on the Statement of Changes in Net Assets Available for Benefits.

The Company closed its U.S. salaried defined benefit pension plan to employees hired on or after January 1, 2013 with no impact to the benefits of existing participants. The Retirement Savings Plan was therefore amended and restated effective January 1, 2013 to incorporate a new retirement contribution for certain eligible participating division employees. Each participating division employee hired, rehired or reclassified by the Company from an ineligible to eligible participation category under the Plan on or after January 1, 2013 will be eligible to receive a Company contribution equal to 4% of their Plan compensation for each Plan year. In February 2023, the Company elected to freeze the benefits associated with one of its U.S.-based defined benefit pension plans. Although the action was approved in February, future benefits are scheduled to cease effective December 31, 2023. Effective January 1, 2024, participants who will no longer accrue future pension benefits will be eligible to receive a Company contribution equal to 4% of their Plan compensation for each Plan year.

All retirement contributions are made by the Company. For all participating employees, the contribution is equal to 4% of each eligible employee’s compensation, which includes base wages, overtime, shift differential and commissions. Retirement contributions for the years ended December 30, 2022 and 2021 were $1,338,372 and $1,313,055, respectively, and are recorded as an Employer Match Contribution on the Statement of Changes in Net Assets Available for Benefits.

Benefits

Upon a participant’s separation from service due to termination, death, disability or retirement, benefits may be distributed to him or her or his or her beneficiary (in the event of death) in a single lump-sum amount equal to the vested value of his or her account. Active participants may also withdraw funds from their accounts due to age or under certain hardship conditions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 30, 2022 and 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion or the incremental discretionary retirement Company contribution of 4%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Upon adoption of the Coronavirus Aid, Relief and Economic Security ("CARES") Act, the Plan allowed for participants to borrow from their fund accounts up to a maximum equal to the lesser of $100,000 or 100% of their vested account balance on loans that commenced between March 27, 2020 and September 22, 2020. In addition, the Plan allowed for participants to defer loan repayments in 2020. If such election were made, the deferred loans amortization schedules were revised on January 1, 2021 and the loan repayment period was extended by the length of time the loans were deferred.

Vesting

A participant is 100% vested in the Company match following two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company matching contributions become 100% vested upon death, permanent disability or when the participant reaches age 55. Profit sharing and 4% retirement contributions become 100% vested upon death, permanent disability or when the participant reaches age 65.

Profit sharing vesting for employees of participating divisions and retirement contribution vesting is as follows :

Period of Service	Vested and Nonforfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

Trustee

Fidelity Management Trust Company ("Fidelity") is the trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Administrative Expenses

The Plan provides that all expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2022 and 2021, administrative expenses paid by the Plan include legal, audit, custodial, record-keeping and other administrative expenses.
The Plan is permitted to require participants to pay certain administrative fees in connection with the operation of the Plan from individual participant accounts. Effective April 1, 2019, the Plan was amended and restated to incorporate an annual fee to offset the cost of Plan record-keeping and administration. Effective April 1, 2022, the annual fees decreased from $72 per participant record to $65 per participant record. The annual record-keeping fees are prorated, billed quarterly and applied to any account with a plan balance at the end of each quarter.
The Plan also incorporated a revenue-sharing agreement whereby certain investments return a portion of the investment fees to participant accounts. For the year ended December 30, 2022 and 2021 revenue credits of $257,781 and $416,100 were applied to individual participant accounts and are included within Administrative Expenses, Net of Revenue Sharing on the Statements of Changes in Net Assets Available for Benefits.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses associated with the investment options offered by the Plan are deducted from income earned on a daily basis are paid from individual participant accounts and are reflected as a component of net appreciation in fair value of investments.

Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, a common collective trust, a Managed Income Portfolio Fund and Barnes Group Inc. common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value, which is based on quoted market prices in an active market. Purchases and sales of securities are recorded on the trade-date. Interest is recorded on the accrual basis and dividend income on the ex-dividend date.

The Plan’s investments in the Managed Income Portfolio Fund are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting - Defined Contribution Pension Plans ("ASC 962"). The Managed Income Portfolio Fund II and the common collective trust have been reported using their net asset value ("NAV") as a practical expedient which is a representation of the fair value of the funds.

The fair value of investments in the Company’s common stock is based upon quoted market prices.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the fair value of investments (net of investment expenses), which consists of the realized and unrealized gains or losses on those investments. Capital gain distributions are included in dividend income.
Fair Value of Investments

The Plan follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.
The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Plan’s own credit risk.

In addition to defining fair value, ASC 820 establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made.
3. Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2022:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$159,271,081	$—	$—	$159,271,081
Barnes Group Inc. common stock	27,819,381	—	—	27,819,381
Total investments in the fair value hierarchy	187,090,462	—	—	187,090,462
Common collective trust*	—	—	—	30,465,815
Managed Income Portfolio Fund*	—	—	—	34,624,301
Total investments at fair value	$187,090,462	$—	$—	$252,180,578

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2021:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$260,086,930	$—	$—	$260,086,930
Barnes Group Inc. common stock	33,799,884	—	—	33,799,884
Total investments in the fair value hierarchy	293,886,814	—	—	293,886,814
Managed Income Portfolio Fund*	—	—	—	37,402,012
Total investments at fair value	$293,886,814	$—	$—	$331,288,826

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

4. Managed Income Portfolio Fund and Common Collective Trust

The Plan maintains a Managed Income Portfolio Fund ("MIP") with Fidelity. The fund is included in the statements of net assets available for benefits using the NAV practical expedient, which is a representation of the fund's fair value. The NAV represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MIP average yield and crediting rates for 2022 were 2.26% and 1.75%, respectively. The average yield and crediting rates for 2021 were 2.55% and 1.15%, respectively.

There were no unfunded commitments on the MIP as of December 30, 2022 and 2021. Participant level transactions take place daily with the liquidation typically being requested one day and processed the next business day. The Plan level liquidations require notice to Fidelity and could result in the MIP investment being placed into an account for investments only for up to one year.

The Plan maintains a common collective trust with Fidelity as of December 30, 2022. The Plan's common collective trust investment is included in the statement of net assets available for benefits using the NAV practical expedient, which is a representation of the investment's fair value. The NAV represents the fair values of the underlying investments held by the common collective trust less its liabilities. The fair values of the underlying investments are generally derived from quoted prices in active markets.

There were no unfunded commitments on the common collective trust as of December 30, 2022. Participant level transactions take place daily with the liquidation typically being requested one day and processed the next business day. The Plan level liquidations require notice to Fidelity and could result in the common collective trust investment being placed into an account for investments only for up to one year.

5. Notes Receivable from Participants

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participants’ fund balances based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates on outstanding loans at December 30, 2022 ranged from 3.75% to 8.75%). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections.

6. Benefit Payments and Forfeitures

During 2022 and 2021, benefit payments amounted to $38,411,639 and $38,497,829, respectively.

If a participant terminates their employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures amounted to $490,274 and $686,144 in 2022 and 2021, respectively. The amount of forfeitures used to reduce Company contributions and Plan expenses were $687,612 and $602,593 in 2022 and 2021, respectively. Unallocated forfeitures at December 30, 2022 and 2021 were $434,823 and $632,161, respectively. Profit sharing forfeitures are reallocated as Company contributions.

7. Federal Income Tax Status

The U.S. Treasury Department has determined, most recently as of October 31, 2016, that the Plan as originally adopted and amended through January 8, 2016 is a qualified plan under the applicable provisions of the Internal Revenue Code ( the "Code") and, as such, is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter from the U.S. Treasury Department. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable state regulations in effect in the year participant distributions are made determine the tax status of such distributions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

8. Exempt Party-In-Interest / Related Party

In 2022, the Plan purchased on the open market 190,900 shares of Barnes Group Inc. common stock at a cost of $6,902,549. The Plan also sold on the open market 234,429 shares for proceeds of $8,898,766. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

In 2021, the Plan purchased on the open market 141,600 shares of Barnes Group Inc. common stock at a cost of $7,148,547. The Plan also sold on the open market 155,269 shares for proceeds of $7,802,052. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

The Plan owned 681,013 shares of Barnes Group Inc. common stock or approximately 1% of the outstanding common shares of the Company at December 30, 2022. The Plan owned 724,542 shares of Barnes Group Inc. common stock or approximately 1% of the outstanding common shares of the Company at December 30, 2021.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for certain record keeping fees, loan origination fees and redemption charges amounted to $254,090 and $236,168 for the years ended December 30, 2022 and 2021, respectively, and were recorded as Administrative Expenses, Net of Revenue Sharing on the Statements of Changes in Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 30:

	2022	2021
Net assets available for benefits per the financial statements	$260,105,027	$339,418,006
Deemed defaulted loans	(62,973)	(85,730)
Adjustment from NAV to fair value for the Managed Income Portfolio Fund	(2,401,316)	280,805
Net assets available for benefits per Form 5500	$257,640,738	$339,613,081

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to Form 5500 as of and for the years ended December 30:

	2022	2021
Total net change per the financial statements	$(79,312,979)	$15,631,458
Change in deemed defaulted loans	22,757	31,909
Change in adjustment from NAV to fair value for the Managed Income Portfolio Fund	(2,682,121)	(1,436,852)
Total net change per Form 5500	$(81,972,343)	$14,226,515

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840 Plan #012
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 30, 2022

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity® Stock Selector Small Cap Fund	7,863,841	318,310	8,919,059
*	Fidelity Management Trust Company	Fidelity® U.S. Bond Index Fund	5,213,031	484,640	4,933,640
*	Fidelity Management Trust Company	Fidelity® 500 Index Fund	13,502,272	121,053	16,114,539
*	Fidelity Management Trust Company	Fidelity® Extended Market Index Fund	5,290,382	76,749	4,836,740
*	Fidelity Management Trust Company	Fidelity® Total International Index Fund	133,997	11,622	136,090
*	Fidelity Management Trust Company	Fidelity® Diversified International K6 Fund	9,521,433	746,531	8,756,813
*	Fidelity Management Trust Company	Fidelity Freedom® 2005 Fund Class K6	40	4	37
*	Fidelity Management Trust Company	Fidelity Freedom® 2010 Fund Class K6	2,582,189	180,982	2,294,847
*	Fidelity Management Trust Company	Fidelity Freedom® 2015 Fund Class K6	4,677	435	4,451
*	Fidelity Management Trust Company	Fidelity Freedom® 2020 Fund Class K6	24,024,999	1,627,096	20,647,843
*	Fidelity Management Trust Company	Fidelity Freedom® 2025 Fund Class K6	1,140,836	92,786	1,081,883
*	Fidelity Management Trust Company	Fidelity Freedom® 2030 Fund Class K6	36,781,905	2,162,860	31,491,238
*	Fidelity Management Trust Company	Fidelity Freedom® 2035 Fund Class K6	388,886	29,551	369,975
*	Fidelity Management Trust Company	Fidelity Freedom® 2040 Fund Class K6	26,695,242	2,533,065	22,417,627
*	Fidelity Management Trust Company	Fidelity Freedom® 2045 Fund Class K6	428,790	40,775	413,866
*	Fidelity Management Trust Company	Fidelity Freedom® 2050 Fund Class K6	18,020,938	1,477,565	15,204,145
*	Fidelity Management Trust Company	Fidelity Freedom® 2055 Fund Class K6	214,694	17,279	206,312
*	Fidelity Management Trust Company	Fidelity Freedom® 2060 Fund Class K6	4,475,074	347,794	3,822,260
*	Fidelity Management Trust Company	Fidelity Freedom® Income Fund Class K6	1,110,672	101,655	1,007,405
*	Fidelity Management Trust Company	Fidelity Freedom® 2065 Fund Class K6	82,973	7,999	80,786
*	Fidelity Management Trust Company	Fidelity® Equity-Income K6 Fund	12,264,610	915,144	11,860,261
	Principal Financial	Principal SmallCap Growth Fund I Class R-6	18,959	1,544	18,724
	MFS	MFS Mid Cap Growth Fund Class R6	4,856,954	184,356	4,433,764
	Allspring	Allspring Special Small Cap Value Fund - Class R6	60,890	1,523	54,100
	John Hancock Investment Management	John Hancock Funds Disciplined Value Mid Cap Fund Class R6	163,155	6,372	155,478
*	Fidelity Management Trust Company	Government Cash Reserve	9,198	9,198	9,198
	Total mutual funds				159,271,081

*	Fidelity Management Trust Company	Fidelity® Blue Chip Growth Commingled Pool	37,868,983	1,317,156	30,465,815

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	34,624,301	34,624,301	34,624,301

*	Barnes Group Inc.	Common stock	30,635,795	681,013	27,819,381

*	Fidelity Management Trust Company	Cash and cash equivalents	1,448,047	—	1,448,047

*	Notes receivable from participants	Interest rates ranging from 3.75% - 8.75%, with maturity dates ranging from January 2023 to December 2027	—	—	2,666,602
	Total assets (held at end of year)				$256,295,227

*	party-in-interest

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840, Plan #012
Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of Reportable Transactions
For year Ended December 30, 2022

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Assets Sold	Current Value of Asset on Transaction Date	Net Gain/(Loss)
Category (iii) - Series of transactions in excess of 5% of Plan assets
* Fidelity Management Trust Company	Fidelity Freedom® 2030 Fund Class K6	$16,309,250	—	—	$16,309,250	—
* Fidelity Management Trust Company	Fidelity Freedom® 2030 Fund Class K	—	$15,521,046	$15,940,987	$15,521,046	(419,941)

*Party-in-Interest
There were no category (i), (ii), or (iv) reportable transactions
Columns for "Lease Rental" and "Expenses Incurred with Transactions" are not applicable

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 27, 2023	By:	/s/ DAWN N. EDWARDS
Dawn N. Edwards
Member of the Benefits Committee of Barnes Group Inc.

EXHIBIT INDEX

Exhibit No.	Description	Reference
23.1	Consent of Independent Registered Public Accounting Firm.	Filed with this report.